Good Gaming, Inc. 415 McFarlan Road Suite 108 Kennett Square, PA 19348

November 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Good Gaming, Inc. (the “Company”)

Registration Statement on Form S-1

Filed November 19, 2021

File No. 333-261250

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time, on December 1, 2021 or as soon thereafter as is practicable.

Very truly yours,

GOOD GAMING, INC.

By:	/s/ David B. Dorwart
David B. Dorwart
Chief Executive Officer (Principal Executive Officer)